UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

Form 8-K
_____________________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): November 13, 2017

NextSource Materials Inc.
(Exact Name of Registrant as Specified in Charter)

MINNESOTA	000-51151	200803515
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1001 - 145 WELLINGTON STREET, WEST TORONTO, ONTARIO, CANADA M5J 1H8
(Address of Principal Executive Offices) (Zip Code)

416-364-4911
(Registrant's telephone number, including area code)

Energizer Resources Inc.
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[ X ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company [    ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [    ]

Item 8.01. Other Events.

On November 13, 2017, Nextsource Materials issued a press release announcing its intention to redomicile from the State of Minnesota to Canada, subject to receipt of shareholder approval.

ADDITIONAL INFORMATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. In connection with the proposed Redomicile, on October 30, 2017, the Company filed with the SEC an amendment to its registration statement on Form S-4 (Registration No. 333-220899) that includes a preliminary prospectus/preliminary proxy statement of the Company, which registration statement was declared effective on November 1, 2017. The Company filed the definitive proxy statement/prospectus with the SEC on November 2, 2017, which is being mailed to shareholders of the Company on or about November 13, 2017. INVESTORS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) CAREFULLY AND ANY OTHER MATERIALS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REDOMICILE AND THE COMPANY. Investors may obtain a free copy of the definitive proxy statement/prospectus and other relevant documents (when available) filed and to be filed with the SEC from the SEC's web site at www.sec.gov or at the Company's web site at www.nextsourcematerials.com. Investors will also be able to obtain, without charge, a copy of the definitive proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to Investor Relations, NextSource Materials Inc., 145 Wellington Street West, Suite 1001,Toronto, Ontario, Canada M5J 1H8, telephone 1.416.364.4911 ext. 305 or by email at info@nextsourcematerials.com.

The Company and its directors and officers may be deemed to be participants in the solicitation of proxies from the Company's shareholders in connection with the proposed Redomicile. Information about these persons is set forth in the definitive proxy statement/prospectus and in documents subsequently filed by its directors and officers under the Securities Exchange Act of 1934, as amended. Investors may obtain additional information regarding the interests of such persons, which may be different from those of the Company's shareholders generally, by reading the definitive proxy statement/prospectus and other relevant documents regarding the proposed redomicile transaction filed and to be filed with the SEC.

Item 9.01. Financial Statements and Exhibits.

(d) List of Exhibits

Exhibit	Description
99.1	Press Release dated November 13, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NextSource Materials Inc.

Date: November 13, 2017	By:	/s/ MARC JOHNSON
Marc Johnson
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated November 13, 2017